Exhibit 99.44

MAVERIX METALS ANNOUNCES RECORD PRODUCTION AND REVENUE

FOR THE THIRD QUARTER 2018

November 21, 2018, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce its operating and financial results for the third quarter ended September 30, 2018.

For complete details please refer to the Financial Statements and associated Management Discussion and Analysis for the quarter ended September 30, 2018, available on SEDAR (www.sedar.com) or the Company’s website (www.maverixmetals.com).

All dollar amounts are in Canadian dollars unless otherwise indicated.

Third Quarter 2018 Highlights

•                  Record revenue of $9.8 million;

•                  Operating cash flow of $6.7 million, excluding changes in non-cash working capital(1);

•                  Adjusted net income of $1.3 million(1);

•                  Record attributable gold equivalent ounces sold of 6,195 ounces(1) ;

•                  Average cash cost per attributable gold equivalent ounce of $167 resulting in cash operating margins of $1,415 per ounce(1); and

•                  Acquired a pre-existing 1.5% net smelter return (“NSR”) royalty on Premier Gold’s McCoy-Cove project in Nevada that was originally intended to be included in the royalty portfolio Maverix acquired from Newmont Mining earlier in the year (2).

Outlook

For the nine months ended September 30, 2018, Maverix has total attributable gold equivalent production of 15,236 ounces(1). Based on its existing royalties and streams, the Company is likely to exceed previously announced guidance of 18,000 to 19,000 ounces.

“Maverix continues to have a strong 2018 with yet another record quarter for both production and revenue,” commented Dan O’Flaherty, President and CEO of Maverix. “A number of our assets had positive news this quarter, highlighted by RNC Minerals’ discovery at the Beta Hunt mine in Australia”.

Royalty Asset Updates

•                  Beta Hunt: On September 9, 2018, RNC Minerals (“RNC”) announced the discovery of the “Father’s Day Vein”, a new high-grade discovery area at the Beta Hunt Mine, from which RNC expects 27,000-30,000 ounces of gold. RNC had record quarterly gold production of 31,360 mined gold ounces for the third quarter 2018, a 199% increase from the third quarter 2017 and a 135% increase from the second quarter 2018. Final gold content estimates for a number of large specimens RNC has recovered from the Beta Hunt Mine, would rank them among the largest ever found.

With two drills on site, RNC has begun a gold exploration program to expand upon the Father’s Day Vein discovery. Drilling along strike from the Father’s Day Vein discovery area in the A zone is already underway, with planned resource definition drilling targeting the Western Flanks structure poised to begin soon. RNC’s technical team is continuing to work on understanding the sediment structures in the mine, which have the potential for additional high grade coarse gold.

For more information refer to www.rncminerals.com and see the news releases dated November 12, 2018, October 24, 2018, and September 9, 2018.

•                  Hope Bay: TMAC Resources Inc. (“TMAC”) reported record gold production of 33,100 ounces at Hope Bay for the third quarter, as the processing plant continues to exceed expectations for the pace of ramp up, having averaged 1,900 tonnes per day processed in October with a peak production day of 2,333 tonnes per day. Permitting for Hope Bay’s Madrid and Boston zones is ahead of schedule as TMAC received the Project Certificate from the Nunavut Impact Review Board on November 12, 2018 and is expecting to receive the Type A Water Licenses in the first quarter of 2019.

On November 12, 2018, TMAC provided an update on its 2018 exploration activity at both the Doris mine and the Madrid North deposit. Both drilling programs have continued to return high-grade gold assays and define high margin ore. Drilling at Doris has continued to upgrade confidence in and expand on the high grade BTD Extension zone, which remains open to the north. The 2018 drilling at Madrid North has focused on the core of the Naartok West and Naartok East zones, and has confirmed the continuity of both grade and width of mineralization, near surface, which has potential to provide significant high-grade ore early in the Madrid mine plan.

For more information refer to www.tmacresources.com and see the news releases dated November 12, 2018, November 8, 2018 and October 3, 2018.

•                  Silvertip: Coeur Mining, Inc. (“Coeur”) announced that the Silvertip mine achieved commercial production September 1, 2018. Processing rates continue to improve as the Company works through its ramp up of the mine and the mill. Coeur remains on track to publish an initial NI 43-101 Technical Report in the fourth quarter and expects around year-end to receive approval of the permit amendment application to operate at 1,000 tonnes per day.

For more information refer to www.coeur.com and see the news release dated October 31, 2018.

•                  Mt. Carlton: On October 11, 2018, Evolution Mining Limited (“Evolution”) announced that board approval had been received to progress the underground development, Stage 4 pit cut-back and relevant plant modifications at Mt. Carlton, which Evolution is confident will expand the initial underground reserves. Once the underground development is in place, additional drilling will commence to follow up on a number of promising drill intersections that were not originally included in the underground reserves or resources.

Regulatory approval is required for commencement of the underground development. Evolution intends to lodge submissions to the Department of Environment and Science by the end of November. First ore from the underground is planned to be delivered in 2021.

For more information refer to www.evolutionmining.com.au and see the news release dated October 11, 2018.

(1) Maverix has included certain performance measures in this news release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including adjusted net income, average cash cost per attributable gold equivalent ounce, cash operating margin and operating cash flow excluding non-cash working capital. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS figures, please see the following descriptions or the Company’s current Management Discussion and Analysis disclosure found on the Company’s website or on SEDAR. Adjusted net income is calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. Average cash cost per attributable gold equivalent ounce is calculated by dividing the total cost of sales, less depletion, by the ounces sold. Cash operating margin is calculated by subtracting the average cash cost per ounce from the average realized selling price per ounce of gold. The Company’s royalty revenue is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams (individually and collectively referred to as “Attributable Gold Equivalent”) equal total Attributable Gold Equivalent ounces sold. Operating cash flows excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. Note these figures have not been audited and are subject to change.

(2) For more information please see Maverix Metals news release dated August 23, 2018.

About Maverix

Maverix is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:                          info@maverixmetals.com

Website:               www.maverixmetals.com

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Technical Information

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.